FIRST UNITED ETHANOL, LLC
2 West Broad Street
Camilla, GA 31730
(229) 522-2822
May 1, 2006
VIA FEDERAL EXPRESS PRIORITY OVERNIGHT
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	First United Ethanol, LLC Responses to initial comments on Pre-Effective Amendment No. 1 to Registration Statement on SB-2 filed March 13, 2006 Registration No. 333-130663
Dear Mr. Owings:
We are in receipt of your letter dated March 27, 2006 providing comments regarding Pre-Effective Amendment No. 1 to our Registration Statement on Form SB-2 filed March 13, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. Also enclosed for your review and in connection with our responses to your comments is Pre-Effective Amendment No. 2 to Form SB-2, which has been redlined to mark our changes and updates.
Prospectus Cover Page
1. Please refer to comment 2 in our letter dated January 23, 2006. We note the revisions you have made to the prospectus cover page. Please revise your prospectus cover page to include disclosure concerning the date the offering will end, your minimum purchase requirements and your escrow arrangements. See Item 501 (1)(9)(iii) of Regulation S-B.
     RESPONSE: We have revised the prospectus cover page to include disclosure concerning the date the offering will end and our escrow arrangements. We note that the prospectus cover page currently reflects the minimum purchase requirement of twenty (20) units at a price of $1,000 per unit for a minimum investment requirement of $20,000.
Subscription Period and Procedure, page 6
2. In light of the revisions to your escrow agreement, please ensure that your disclosure here and throughout the prospectus reflect the revisions. In this regard, we note the escrow agreement states in paragraph 7.(a), “Escrow Agent shall give the Escrowor prompt written notice when the Deposited Funds equal $2,840,000 (exclusive of interest). Following receipt of such notice, the Escrowor will advise the purchasers of Units to remit to the Escrow Agent the balance of the purchase price within twenty (20) days.” There does not appear to be an option under the agreement for you to call the balance at any time.
     RESPONSE: We have revised the escrow agreement to clarify that we have the discretion to call the balance any time following our receipt of notice that we have sold the minimum offering amount and that the Deposited Funds equals $4,000,000 exclusive of interest. Please note that the escrow agreement has been executed between the Company and Ameris Bank and is being filed with this Pre-Effective Amendment as Exhibit 4.3 in replacement of the previous form of escrow agreement. We have modified our disclosures throughout the prospectus to indicate that an escrow agreement has been executed and the escrow agent is now specifically identified.
Risk Factors, page 8
Proceeds of this offering are subject to promissory notes...page 8
3. Please ensure that this risk factor reflects the revisions to this risk factor. In this regard, we note paragraph 7.(a) of the escrow agreement. There does not appear to be an option under the agreement for you to wait to call the balance on the promissory notes. Please revise or advise.
     RESPONSE: The escrow agreement as executed now reflects that we have the discretion to call the balance at any time following receipt of the required notice and prior to the first day of the 11th month following the effective date of our registration statement. Therefore, we have not modified our disclosure.
Management’s Discussion and Analysis and Plan of Operation, page 25
Exploration of Biomass as an Alternative Energy Source to Natural Gas, page 27
4. In this section and in the risk factors, you state that you anticipate using natural gas to power your plant but will possibly use biomass as an alternative; however, the free writing prospectus that you filed on March 21, 2006 sets forth the competitive advantages resulting from anticipated cost-savings of using a biomass alternative energy source. Please revise the registration statement to indicate that you will use biomass, if true, and revise your competition discussion to address the use of biomass. Otherwise, advise why you show the cost benefits you will receive from using biomass if you will use natural gas.
     RESPONSE: Although we have not yet made any determination concerning the use of biomass as an alternative energy source, we believe it is important for investors to understand the reasons why our management may decide to implement biomass as an alternative energy source at some point in the future. This is consistent with our disclosure in the prospectus which states, “Given the recent increases in the price of natural gas, our management believes it may be in our best interests to install a biomass energy system to power the plant.” Because we have not yet made a determination concerning biomass, we have retained all of the disclosures relating to the use of natural gas as our primary energy source and we have included disclosures about the potential disadvantages of using biomass as an energy source.
Industry Overview, page 33
5.	Please refer to comment 16 in our letter dated January 23, 2006. We note your statement that you have revised the prospectus in response to our previous comment. However, we continue to believe that you include many factual statements from which you do not indicate whether the source of this information is based upon management’s belief, industry data, scientific reports, general articles, or any other source. We note the following examples:
•	“The provision of the Energy Policy Act of 2005 likely to have the greatest impact on the ethanol industry is...” (Industry Overview, page 34)

•	“Ethanol supply is also affected by ethanol produced or processed in certain countries in Central America and the Caribbean region.” (Industry Overview, page 36)

•	“Regional pricing tends to follow national pricing less the freight difference.” (Ethanol Markets, page 44)
These are only examples. Please revise. Further, the information you have revised to indicate it is based upon third party statements, reports or articles should set forth in the prospectus the dates of all reports cited. Also, you must provide us with copies of all these third party statements. For example, you should provide us with copies of all reports that set forth the information you use from the USDA, Thompson, Hoffman & Company, United Bio-Energy, LLC, Hart’s OxyFuel News, ProExport Network, etc. In this regard, we note that you have provided us with some third party materials. However, you did not clearly mark each source provided to highlight the information relied upon and you did not cross reference it to the appropriate location in your prospectus. Finally, your response to our prior comment did not fully address whether each third party source of information that is not publicly available without cost or at a nominal expense has consented to the use of their information in the prospectus. It appears that the consent of these third parties to the use of its information in the prospectus and to the reference to their firm should be obtained and filed as exhibits. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B. Alternatively, you may adopt these statements as your own.
     RESPONSE: We have revised the prospectus to clearly identify the information based upon our feasibility study and we have filed our feasibility study as an exhibit to the registration statement and have included the consent of PRX Geographic, as preparer of the feasibility study, to the presentation of information from the feasibility study in the prospectus and registration statement. The feasibility study is being filed as exhibit 99.1 to this Pre-Effective Amendment No. 2 and the consent is being filed as Exhibit 23.4. We have also revised our disclosures in the prospectus concerning the information from the Renewable Fuels Association which is publicly available on the RFA website and we have indicated the dates of the RFA reports we cite in the prospectus. A copy of the RFA report is enclosed herewith and has been clearly marked and cross-referenced to the relevant portion of the prospectus. All other third party statements and information we have adopted as our own and we have further revised the prospectus to reflect same.
Ethanol Pricing, page 44
6. We note that you have inserted a new graph in your prospectus on page 46. However, the details of the new graph are illegible. Please revise your chart so it is legible.
     RESPONSE: We have revised the chart as requested.
Design-Build Team, page 55
7. We note that the free writing prospectus you filed on March 21, 2006 indicates that Stevenson & Palmer will be providing the construction/engineering services and that you have strategic partnerships with El Paso Natural Gas & MGAG and OmniTRAX. To the extent that you have material relationships with these partics, please provide disclosure in the registration statement regarding these relationships and file any agreements with these parties pursuant to Item 601(b)(10) of Regulation S-B.
     RESPONSE: We expect to work with these parties to provide the necessary utilities, rail infrastructure and rail engineering services that will be important to our project. Toward that end, we endeavor to maintain an open line of communication with these parties concerning the status of our project but we do not currently have any arrangements, agreements, understandings or contracts with any of them. Accordingly, we have not amended our disclosure in the registration statement and there are no agreements or contracts to file as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-B.
8. We note your response to comment 21 in our letter dated January 23, 2006. Please disclose the number of projects that Fagen is developing based on information on its web site and from other publicly available sources, including other similar offerings that are being registered with the Securities and Exchange Commission.
     RESPONSE: Based upon publicly available information, we have revised the prospectus to disclose our estimate of the number of ethanol plants that are currently being designed and constructed by Fagen, Inc. and ICM, Inc. We emphasize in our disclosure that our estimate is compiled strictly from public information sources and it is very likely that the actual number varies, perhaps even significantly, from the number estimated in the prospectus but that this information is unavailable to us and is considered by Fagen, Inc., and ICM, Inc., to be proprietary business information. We have addressed the risks associated with the number of projects Fagen and ICM may be involved with throughout the prospectus and most specifically in the risk factor section entitled, “Risks Related to Construction of the Ethanol Plant.”
Other Consultants, page 57

9. We note your response to comment 25 in our letter dated January 23, 2006. Please provide us with your analysis as to why Thompson, Hoffman & Company is not acting as a broker or dealer. Tell us how their services are consistent with your officers and directors relying on Rule 3a4-1 under the Securities Exchange Act of 1934.
     RESPONSE: Although our directors and officers are providing services to the Company by assisting with various aspects of project development, the size and scope of the project required us to engage a firm to assist and supervise overall project development on a daily basis. We have engaged Thompson, Hoffman & Company for that purpose. Specifically, Clint Thompson of Thompson, Hoffman & Company has project and program management and consulting experience and Mr. Thompson is actively involved in the bio-fuels industry particularly in the State of Georgia. Mr. Thompson is responsible for coordinating, supervising and directing the efforts of our directors and officers. In addition, Mr. Thompson gathers and analyzes project information and data in an effort to assist our directors and officers in making management decisions. As we previously indicated in our response letter dated March 13, 2006, neither Mr. Thompson nor any employee, agent or representative of Thompson, Hoffman & Company will be selling our securities.
Plan of Distribution, page 65
The Offering, page 65
10. In response to comment 30 in our letter dated January 23, 2006, you have disclosed that you anticipate nine of your directors to sell units in this offering. Please advise why you provided full contact information, including addresses, telephone numbers and e-mail addresses for each of the thirteen members of your board of directors. Tell us whether each of these thirteen directors will be involved in selling your units. If so, please update the registration statement accordingly. Similarly, you have included full contact information for the members of your advisory board. Please tell us whether they will participate in sales of the units. If so, advise us how you will comply with Rule 3a4-1 under the Securities Exchange Act of 1934 with respect to those sales. Also, please provide the disclosure required by items 401, 402, 403 and 404 of Regulation S-B with respect to these directors. We may have further comment.
     RESPONSE: A number of local residents have participated and been involved in the planning and development of our project. We believe it is important for us to disclose the identities of these individuals to potential investors especially given the relatively local nature of our planned equity offering. Accordingly, we have included contact information for all of the members of our board of directors as well as our advisory board members in our free writing prospectus materials. This is not inconsistent with our prospectus which clearly identifies certain directors and officers as the authorized selling directors and officers but provides disclosure concerning our entire board of directors. The advisory board members will not be selling our securities nor will any member of the board of directors that is not an authorized selling director or officer as identified in our prospectus and subscription agreement participate in the sales of our securities.

Exhibit 5.1
11. Given the language in the second full paragraph on page 2 that the opinion is “only as of the date of this opinion letter” (March 10, 2006), it will be necessary for counsel to file an opinion dated as of the effective date. Please also revise the language in third full paragraph on page 2 to clearly opine on the laws of the State of Georgia, including the statutory provisions, all applicable provisions of the Georgia Constitution, and reported judicial decisions interpreting these laws. Further, with your revised counsel’s opinion please include the registration statement’s file number.
     RESPONSE: Our legal counsel has revised the language in its opinion letter as requested and the revised counsel’s opinion is being filed with this Pre-Effective Amendment No. 2.
Indication of Interest Form
12. We note your response to comment 35 in our letter dated January 23, 2006. In that comment, we requested that you remove a paragraph from the subscription agreement requiring investors to represent that they have examined the prospectus. You have included similar representations in the indication of interest form included with your free writing prospectus. You have included similar representations in the indication of interest form included with your free writing prospectus. Please revise the indication of interest form that you use to omit representations that prospective investors have reviewed the preliminary prospectus and omit the statement indicating that prospective investors “must only rely on information contained in the Final Prospectus and its Exhibits and that [they are] not to rely on any other representations, either written or verbal, in making [their] investment decisions[s].”
     RESPONSE: We have revised the indication of interest form as requested and the amended indication of interest form is being filed as an additional free writing prospectus.
Additional Updates and Changes by the Registrant
     We have amended our operating agreement. The second amended and restated operating agreement is being filed with this Pre-Effective Amendment No. 2 as replacement exhibit 3.2. We have revised our prospectus to include disclosures concerning the amendments to the operating agreement where appropriate.
     On April 28, 2006, we entered into a project development and consulting agreement with our chairman and president, Mr. Murray Campbell. We are filing the agreement with this Pre-Effective Amendment No. 2 as exhibit 10.8. We have provided disclosures concerning the agreement throughout the relevant sections of the prospectus.
Other Non-Substantive Revisions
     In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.

Status of Review of Form SB-2 by the Florida and Georgia Securities Departments
Florida – Pending.
Georgia - Pending.

Sincerely, FIRST UNITED ETHANOL, LLC
By:	/s/ Murray Campbell
Murray Campbell, President and Chairman

Enclosures

cc:	Florida Financial Services Commission Georgia Securities and Business Regulation Division